LEGEND

                                             Legend International Holdings, Inc.
                                             A Delaware Corporation
                                             ABN 82 120 855 352

                                             Level 8, 580 St Kilda Road
                                             Melbourne Victoria 3004
                                             Australia

                                             PO Box 6315, St Kilda Road Central
                                             Melbourne Victoria 8008
                                             Australia

                                             T +61 3 8532 2866
                                             F +61 3 8532 2805
                                             info@lgdi.net
                                             www.lgdi.net


February 13, 2008


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Brad Skinner, Esq.
         Mail Stop 7010

         Re:      Legend International Holdings, Inc.
                  Registration Statement on Form SB-2
                  Filed August 3, 2007
                  File No. 333-145082

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation ("Legend" or the "Company"), we are filing herewith via Edgar Amendment No. 2 on Form S-1 (the "Amendment No. 2") to the Company's Registration Statement on Form SB-2 (the "Form SB-2"). We have set forth below the Company's proposed responses to the Staff's comment letter dated August 28, 2007 with respect to the Form SB-2. The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

1.       General
----------------

1.       Please  update  your  Form  SB-2  to  include  the  interim   financial
         statements as of June 30, 2007 in accordance with Regulation S-B, Item 310(g).

         The Company has included its most recent financial statements for the nine month period ended September 30, 2007 in Amendment No 2.

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

2. We note PKF has relied upon the reports of other auditors for all periods prior to December 31, 2003. However, it appears PKF is required to further revise the language in the scope and opinion paragraphs of its report presented on page F-16 to identify and note the nature of this reliance on the reports of other auditors. Please have your independent accountants revise its report to appropriately identify this reliance in accordance with Auditing Standards No. 543.

         The Company intends to file a further pre-effective amendment to the Form SB-2 that will include audited financial statements for the fiscal year ended December 31, 2007 after the Company files its annual report on Form 10-KSB for this period. PKF will complete additional audit procedures in order to take responsibility for the audit of all of the Company's consolidated financial statements that are filed with the Form 10-KSB and the further amendment to the Form SB-2. The Company would also like to take this opportunity to update the SEC in relation to the reasons why historical audit reports had not been included in the Form 10-KSB filing for the year ended December 31, 2006. The auditor of the Company for the years ended December 31, 2001 and 2002 was Stan J H Lee CPA and for the year ended December 31, 2003 was Clyde Bailey P.C. In respect of Stan J H Lee, Stan J H Lee informed the Company on January 26, 2004 that the certifying accountant had not registered with the Public Company Accounting Oversight Board (PCAOB) and was discontinuing its SEC practice. In respect to Clyde Bailey PC, the PCAOB made an order dated November 22, 2005 revoking the registration of Clyde Bailey P.C. and barring its sole shareholder, Clyde B Bailey CPA from being an associated person of a public accounting firm. The matters dealt with by the PCAOB in respect to Clyde Bailey did not relate to the Company. However, neither Stan J.H. Lee or Clyde Bailey PC, as a result of the reasons above, were able to re-issue audit reports for the years ended December 31, 2001 through 2003. Furthermore, we attempted to contact Clyde Bailey P.C. when we were filing the Form 10-KSB for the year ended December 31, 2004 and did not receive a response.

         Finally, financial information from 2001 through 2003 included in the cumulative periods in the, Form 10-KSB filing for the year ended December 31, 2006 are not material as they represent only about 3% of total cumulative expenses and net income

3. On a related matter, because PKF has relied upon the reports of other auditors, those reports for all periods prior to December 31, 2003 are required to be presented in the filing. In addition, consents are required to be filed for such reports when they are presented. Please amend your filing accordingly.

         PKF is performing additional work in order to take responsibility for all periods covered by the financial statements to be filed with the Form 10-KSB for the year ended December 31, 2007 and in the further amendment to the Form SB-2. We also refer you to our response to question 2 in respect to the previous auditors of the Company.

On behalf of the Company we hereby acknowledge the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully

/s/ PETER LEE
PETER LEE
CFO & Secretary